Mail Stop 3010

September 22, 2009

Via U.S. Mail and Facsimile 425.451.8568

Randall Fernandez
President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
200 Metros Oeste y 100 mts Norte, Portón Verde, Frente SBC Computadoras
San Jose, Republica de Costa Rica

>   **Re: Deltron, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed September 3, 2009**
>   **File No. 333-130197**

Dear Mr. Fernandez:

We have completed our review of the above referenced filing, as well as the correspondence sent September 11, 2009 addressing re-audit requirements, and have no further comments at this time.

Sincerely,

Mark Rakip
Staff Accountant